Proskauer Rose LLP One International Place Boston, MA 02110-2600

June 10, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Quinn Kane

Re:	BNY Mellon Investment Funds I

(File Nos.: 333-256034 and 811-04813)

On behalf of BNY Mellon Investment Funds I (the "Registrant"), on or about June 18, 2021 we plan to file, pursuant to Rule 497 under the Securities Act of 1933, as amended, definitive versions of the Prospectus/Proxy Statement (the "Prospectus/Proxy Statement") and statement of additional information (the "SAI") of the Registrant related to the reorganization of BNY Mellon Structured Midcap Fund (the "Fund"), a series of BNY Mellon Advantage Funds, Inc. (the "Company"), into BNY Mellon Small/Mid Cap Growth Fund (the "Acquiring Fund"), a series of the Registrant (the "Reorganization"). The revisions made in the definitive filing will consist primarily of changes made in response to comments to the Registrant's Registration Statement on Form N-14 filed on May 12, 2021 (the "Registration Statement") given telephonically by Quinn Kane of the staff (the "Staff") of the Securities and Exchange Commission to the undersigned and Devin Kasinski on June 7, 2021. Set forth below are the comments provided by Mr. Kane and the Registrant's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

General

1.	Staff Comment: Please file responses to the Staff's comments on EDGAR at least five business days prior to the effective date of the Registration Statement and make sure the response includes disclosure changes the Registrant intends to make in response to Staff comments.

Response: This correspondence is being filed on EDGAR at least five business days prior to the effective date of the Registration Statement and includes disclosure changes that the Registrant intends to make in response to Staff comments.

2.	Staff Comment: Please note that comments made by the Staff with respect to one section of the Registration Statement are applicable to similar disclosure elsewhere in the Registration Statement.

Response: We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.

3.	Staff Comment: Please note that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review by the Staff.

Response: The Registrant and its management confirm that they understand that they are responsible for the accuracy and adequacy of their disclosures in the Registration Statement.

Shareholder Letter

4.	Staff Comment: In the Shareholder Letter (or, alternatively, in the Questions and Answers section), please indicate the trust of which the Acquiring Fund is a series.

Response: The second sentence of the Shareholder Letter will be revised as follows: "The Fund is a series of BNY Mellon Advantage Funds, Inc. (the "Company") and the Acquiring Fund is a series of BNY Mellon Investment Funds I."

Questions and Answers

5.	Staff Comment: The Question and Answer regarding the tax consequences of the proposed Reorganization currently states: "The Fund will distribute any undistributed net investment income and net realized capital gains (after reduction for any capital loss carryforwards) prior to the reorganization, which distribution will be taxable to shareholders who hold shares in taxable accounts. Management currently estimates that portfolio securities representing approximately 49.63% of the Fund's net assets may be sold by the Fund before consummation of the reorganization, and that the Fund would recognize approximately $11.9 million in capital gains (approximately $3.47 per share) as a result of the sale of such portfolio securities" (emphasis added). Given that this is a fairly large distribution, please break this disclosure out into a separate paragraph so that it is given more prominence.

Response: The requested revision (breaking out the referenced disclosure into a separate paragraph) will be made.

6.	Staff Comment: In the Question and Answer regarding who will pay the expenses of the proposed Reorganization, given that the adviser typically bears reorganization expenses, please place more prominence on the fact that expenses will be borne by the Fund (for example, by putting the relevant text in bold).

Response: The following text will be italicized: "expenses relating to the reorganization will be borne by the Fund, whether or not the reorganization is consummated."

7.	Staff Comment: In the Question and Answer regarding who will pay the expenses of the proposed Reorganization, the disclosure states that expenses relating to the reorganization are expected to total approximately $240,000 or approximately 0.002% of the Fund's net assets as of February 26, 2021. Please note in that sentence or in a subsequent sentence that that amount may be higher in the event solicitation needs to be continued for any reason.

Response: The referenced disclosure will be revised as follows: "Such expenses are expected to total approximately $240,000 or approximately 0.22% of the Fund's net assets as of February 26, 2021, but could be higher in the event the Fund is required to postpone or adjourn the meeting and continue soliciting votes to achieve a quorum or the required vote." [Note that the percentage in the original filing was inaccurate.]

Notice of Special Meeting of Shareholders

8.	Staff Comment: The last paragraph of the Notice states: "To participate in the Meeting, please request the Meeting credentials by emailing attendameeting@astfinancial.com. Please include your full name, address and the control number found on your enclosed proxy form. If you hold your shares through an intermediary, such as a bank, broker or other custodian (i.e., in "street name"), you must register in advance to access your individual control number in order to participate in the Meeting, as described herein." Consider whether it would be beneficial disclosure to suggest that shareholders should take these steps a certain amount of time in advance of the meeting to ensure they can participate.

Response: The referenced disclosure will be revised as follows: "To participate in the Meeting, please request the Meeting credentials by emailing attendameeting@astfinancial.com. Please include your full name, address and the control number found on your enclosed proxy form. The Fund encourages you to request the meeting credentials before the date of the Meeting and to access the Meeting a few minutes prior to the start time leaving ample time for the check in. If you hold your shares through an intermediary, such as a bank, broker or other custodian (i.e., in "street name"), you must register in advance (no later than August 22, 2021 at 3:00 p.m., Eastern time) to access your individual control number in order to participate in the Meeting, as described herein."

2

Prospectus/Proxy Statement

9.	Staff Comment: Please disclose the address and telephone number of the Fund on the outside front cover page of the Prospectus/Proxy Statement, as required by Item 1(b)(3) of Form N-14.

Response: The following disclosure will be added to the outside front cover of the Prospectus/Proxy Statement: "The Fund and the Acquiring Fund both have their principal executive offices at 240 Greenwich Street, New York, New York 10286. The phone number for both the Fund and the Acquiring Fund is 1-800-373-9387."

10.	Staff Comment: The Prospectus/Proxy Statement states: "Shareholders are entitled to one vote for each Fund share held and fractional votes for each fractional Fund share held." Please supplementally confirm that this statement is accurate (i.e., confirm that voting authority is not based on dollar value of shares held).

Response: The Registrant supplementally confirms that this disclosure is accurate. The Company's By-Laws state that "[e]ach share of stock shall entitle the holder thereof to one vote, except in the election of directors, at which each said vote may be cast for as many persons as there are directors to be elected."

11.	Staff Comment: The Prospectus/Proxy Statement states: "The Fund will distribute all Acquiring Fund shares received by it among its shareholders so that each shareholder of the Fund will receive a pro rata distribution of the Acquiring Fund's shares (or fractions thereof) having an aggregate net asset value equal to the aggregate net asset value of the shareholder's Fund shares as of the date of the Reorganization." Please supplementally confirm that this statement is accurate given that Fund shareholders are bearing the expenses of the Reorganization. Will Fund shareholders receive slightly less than net asset value?

Response: The Registrant supplementally confirms that this disclosure is accurate. The expenses of the Reorganization will be accrued in the Fund's net asset value prior to the date of the Reorganization.

12.	Staff Comment: In the synopsis included in response to Item 3(b) of Form N-14, please include information comparing distribution and purchase procedures and exchange rights; redemption procedures; and any other significant considerations.

Response: Distribution, purchase and redemption procedures and exchange rights and shareholder privileges for the funds are identical. Accordingly, the Registrant believes appropriate disclosure is already presented in the sections of the Registration Statement entitled "Summary—Comparison of the Acquiring Fund and the Fund—Distributions," "Summary—Comparison of the Acquiring Fund and the Fund—Purchase Procedures," "Summary—Comparison of the Acquiring Fund and the Fund—Redemption Procedures" and "Summary—Comparison of the Acquiring Fund and the Fund—Shareholder Services."

3

13.	Staff Comment: Also in the synopsis included in response to Item 3(b) of Form N-14, please highlight any differences between the Fund and the Acquiring Fund.

Response: The new paragraph will be added after the first sentence of "Summary—Comparison of the Acquiring Fund and the Fund—Goal and Approach" as follows: "Although the Acquiring Fund and the Fund have the same investment objective and similar investment management policies, as described below, the investment practices and limitations of each fund are not identical. For example, while both funds invest primarily in small and mid-cap stocks, the Acquiring Fund's portfolio may have more exposure to companies with smaller market capitalizations than the Fund's portfolio. In addition, while the Fund seeks to maintain a portfolio that has exposure to industries and market capitalizations that are generally similar to those of the S&P Midcap 400® Index and may invest in a mix of growth and value companies, the Acquiring Fund focuses on growth companies and may emphasize sectors, such as technology, healthcare, business services and communications, more than the Fund. In addition, the Acquiring Fund is a "non-diversified" fund, which means that it may invest a relatively high percentage of its assets in a limited number of issuers; whereas, the Fund is a "diversified" fund, which means that the proportion of its assets that may be invested in the securities of a single issuer is limited by the 1940 Act." Please note that similar disclosure was included in the Registration Statement in other locations, but will be added as indicated so that the differences are more prominently disclosed.

14.	Staff Comment: In the investment risks section that corresponds to Item 3(c) of Form N-14, please provide a narrative comparison of the risk factors for the Fund and the Acquiring Fund.

Response: The second paragraph of "Summary—Comparison of the Acquiring Fund and the Fund—Investment Risks" will be revised as follows: "Given that the Acquiring Fund and the Fund have the same investment objective and similar investment management policies, the risks associated with an investment in the Acquiring Fund and the Fund are similar, although they are not the same. The funds have the same principal risks, except that the Acquiring Fund is subject to non-diversification risk while the Fund is not. The Acquiring Fund is also subject to the following additional risks (which are not principal risks) that the Fund is not subject to: fixed-income securities risk, foreign investments risk, emerging markets risk, preferred stock risk, convertible securities risk, warrants risk and ETFs and other investment companies risk. The Fund is subject to the additional risks of short sales and REITs. These risks~~, which apply to both funds, except as otherwise noted,~~ are discussed below, in addition to the risks that apply to both funds.

15.	Staff Comment: In Fixed-income securities risk, please disclose the impact of historically low interest rates.

Response: Fixed-income securities risk will be revised as follows:

Fixed-income securities risk. (Acquiring Fund only) To the extent the Acquiring Fund invests in fixed-income securities, such investments will be subject primarily to interest rate and credit risks. The fixed-income securities market also can be susceptible to increases in volatility and decreases in liquidity. Prices of bonds and other fixed-income securities tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect fixed rate fixed-income securities and, accordingly, will cause the value of the Acquiring Fund's investments in these securities to decline. During periods of very low interest rates, the Acquiring Fund may be subject to a greater risk of principal decline from rising interest rates. When interest rates fall, the Acquiring Fund's investments in new securities may be at lower yields and may reduce the Acquiring Fund's income. Very low or negative interest rates may magnify interest rate risk. Interest rates in the United States currently are at or near historic lows due to market forces and actions of the Board of Governors of the Federal Reserve System in the U.S., primarily in response to the COVID-19 pandemic and resultant market disruptions. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Acquiring Fund performance. The magnitude of these fluctuations in the market price of fixed-income securities is generally greater for securities with longer effective maturities and durations because such instruments do not mature, reset interest rates or become callable for longer periods of time. Credit risk is the risk that the issuer of the security will fail to make timely interest or principal payments, which can cause the security's price to fall, lowering the value of the Acquiring Fund's investment in such security. The lower a security's credit rating, the greater the chance that the issuer of the security will default or fail to meet its payment obligations. Liquidity of fixed-income securities can decline unpredictably in response to overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates).

4

16.	Staff Comment: In "Summary—Comparison of the Acquiring Fund and the Fund—Fees and Expenses", please include the following disclosure required by Item 3 of Form N-1A: "This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund."

Response: The following disclosure will be added as the first sentence of the third paragraph in "Summary—Comparison of the Acquiring Fund and the Fund—Fees and Expenses": "The tables below describe the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund, the Acquiring Fund or the Acquiring Fund post-Reorganization."

17.	Staff Comment: For the fee waiver and/or expense reimbursement, which only applies to the Fund's Class Y shares, please confirm supplementally that expenses subject to recapture will not be carried forward.

Response: Fees waived or expenses reimbursed pursuant to the expense limitation agreement are not subject to recapture.

18.	Staff Comment: In "Summary—Comparison of the Acquiring Fund and the Fund—Past Performance," please disclose explicitly in the Prospectus/Proxy Statement which fund is the accounting survivor.

Response: The following disclosure will be added as the first sentence of the first paragraph in "Summary—Comparison of the Acquiring Fund and the Fund—Past Performance": "The Acquiring Fund will be the accounting survivor in the Reorganization."

19.	Staff Comment: The capitalization disclosed in the capitalization tables is currently as of February 26, 2021. Please update the information to a date within thirty days prior to the date of filing of the Registration Statement. Please note that if the net asset value of the Fund exceeds 10% of the Acquiring Fund's net asset value when the updated capitalization is included, the pro forma financial statements required by Rule 11-01 of Regulation S-X will need to be included.

Response: The capitalization tables will be presented as of April 30, 2021. As of April 30, 2021, the Fund's total net assets were $114,743,621 and the Acquiring Fund's total net assets were $5,105,703,889. Accordingly, no pro forma financials are required to be presented.

5

20.	Staff Comment: In "Summary—Comparison of the Acquiring Fund and the Fund—Distribution (12b-1) Plans," please confirm that there are no other differences between the funds' 12b-1 plans (for example, permitted reimbursements).

Response: Confirmed. The funds' 12b-1 plans are substantially identical.

21.	Staff Comment: In "Summary—Comparison of the Acquiring Fund and the Fund—Shareholder Services Plans," please confirm that there are no other differences between the fund's shareholder services plans.

Response: Confirmed. The funds' shareholder services plans are substantially identical.

22.	Staff Comment: In "Reasons for the Reorganization," the disclosure states that, in determining whether to recommend approval of the Reorganization, the Company's Board and the Acquiring Trust's Board each considered, among other factors, "the costs to be incurred by the Fund in connection with the Reorganization, concluding that the costs of the Reorganization to be incurred by the Fund did not outweigh the potential benefits to Fund shareholders resulting from the Reorganization." Please expand on this factor to more fully disclose the Board's considerations with respect to the costs being incurred by the Fund, and how it determine that the potential benefits outweigh those costs.

Response: The following parenthetical will be added to the referenced disclosure: "(e.g., permitting Fund shareholders to pursue substantially similar investment goals in a much larger combined fund that has a lower management fee and expense ratios and generally a significantly better performance record)".

23.	Staff Comment: In "Information about the Reorganization—Sale of Portfolio Securities," the disclosure states: "If the Reorganization is approved by Fund shareholders, management currently estimates that, based on Fund assets and portfolio composition as of April 5, 2021, portfolio securities representing approximately 49.63% of the Fund's net assets (approximately $56.36 million of the Fund's net assets) may be sold by the Fund before consummation of the Reorganization, subject to any restrictions imposed by the Code. Based on that assumption, management estimates that brokerage commissions and other transaction costs associated with such portfolio sales will be approximately $16,000, such cost to be borne by the Fund." Please disclose the brokerage commissions and other transaction costs associated with portfolio sales quantified in basis points as well as the notional amount. In addition, given that there is significant portfolio repositioning, please consider including disclosure in the Questions and Answers section regarding the repositioning of the portfolio.

Response: The last sentence of the referenced disclosure will be revised as follows: "Based on that assumption, management estimates that brokerage commissions and other transaction costs associated with such portfolio sales will be approximately $16,000, or approximately 0.01% of the Fund's net assets as of February 26, 2021, such cost to be borne by the Fund." The Registrant believes portfolio repositioning is already adequately described in the Question and Answer regarding the tax consequences of the proposed Reorganization.

6

Agreement and Plan of Reorganization

24.	Staff Comment: Please confirm that the valuation procedures are the same for the Fund and the Acquiring Fund, otherwise there may be a potential for dilution for either set of investors.

Response: The valuation procedures are the same for the Fund and the Acquiring Fund.

* * *

Should members of the Staff have any questions or comments, please contact me at 617.526.9845 or, in my absence, contact David Stephens at 212.969.3357.

Very truly yours,

/s/ Lisa Goldstein

Lisa Goldstein

cc:	David Stephens

Jeff Prusnofsky

7